July 25, 2005
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. – Room 3528
Washington, D.C. 20549
Attn: H. Roger Schwall, Esq.

Re:	Alon USA Energy, Inc Registration Statement on Form S-1 File No. 333-124797
Dear Mr. Schwall:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 4:00 P.M. on July 27, 2005 or as soon thereafter as practicable.
Sincerely,
CREDIT SUISSE FIRST BOSTON LLC
DEUTSCHE BANK SECURITIES INC.
LEHMAN BROTHERS INC.
    As Representatives
By: Credit Suisse First Boston LLC
Joseph D. Fashano
Director